Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

BLOCK LISTING SIX MONTHLY RETURN

Date: 4 April 2013

Name of applicant:		RANDGOLD RESOURCES LIMITED

Name of scheme:		Randgold Resources Share Option Scheme Randgold Resources Limited Restricted Share Scheme Randgold Resources Limited Co-Investment Plan

Period of return:	From:	1 June 2012	To:	30 November 2012

Balance of unallotted securities under scheme(s) from previous return:		176,261 (One hundred and seventy six thousand, two hundred and sixty one) Ordinary Shares of US$0.05 each

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	587,160 (Five hundred and eighty seven thousand, one hundred and sixty) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Share Option Scheme;

1,100,000 (One million, one hundred thousand) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Restricted Share Scheme; and

162,000 (One hundred and sixty two thousand) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Co-Investment Plan.

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	163,750 (One hundred and sixty three thousand, seven hundred and fifty) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Share Option Scheme; and

18,000 (Eighteen thousand) Ordinary Shares of US$0.05 each under the Randgold Resources Limited Restricted Share Scheme.

Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,843,671 (One million, eight hundred and forty three thousand, six hundred and seventy one) Ordinary Shares of US$0.05 each

Name of contact:		Martin Welsh

Telephone number of contact:		+44(0) 1534 735333